Via Facsimile and U.S. Mail
Mail Stop 6010

October 20, 2006

Mr. George A. Scangos, Ph.D.
President and Chief Financial Officer
Exelixis, Inc.
170 Harbor Way
P.O. Box 511
South San Francisco, CA 94083

Re: Exelixis, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2005
        Filed March 9, 2006
        File No. 000-30235

Dear Mr. Scangos:

        We have completed our review of your Form 10-K and have no further comment
at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief